Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS &
MANAGEMENT INFORMATION CIRCULAR

April 18, 2011

JAGUAR MINING INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Jaguar Mining Inc. (the "Corporation") will be held at the Ritz-Carlton, 181 Wellington Street West, Toronto, Ontario, Canada, on Thursday, May 19, 2011 at 4:00 p.m. (Eastern Standard Time) for the following purposes:

1.	to receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2010, together with the report of the auditors thereon;

2.	to elect the directors for the ensuing year;

3.	to reappoint the auditors of the Corporation for the ensuing year and authorize the directors to fix their remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Board of Directors of the Corporation has fixed the record date as of April 4, 2011 for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof.  Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to properly complete, sign, date and return the form of proxy accompanying this Notice of Meeting in the envelope provided for that purpose.  In order to appoint a proxy nominee to represent, attend and act on behalf of a Shareholder at the Meeting, Shareholders must properly complete, sign and date the accompanying form of proxy and deposit the form of proxy with (i) Computershare Investor Services Inc., the Corporation's registrar and transfer agent, at the address set out in the accompanying form of proxy no later than 5:00 p.m. (Eastern Standard Time) on May 17, 2011, or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used prior to the commencement thereof.  As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, registered Shareholders may vote by telephone or via the Internet by following the instructions set out in the form of proxy and Management Information Circular accompanying this Notice of Meeting.  Beneficial Shareholders who receive the form of proxy or other voting instruction form directly from the Corporation or through an intermediary must deliver their proxy or voting instruction form, as applicable, in strict accordance with the instructions set out therein.

Shareholders who are unable to attend the Meeting in person are urged to complete, sign, date and return the form of proxy or voting instruction form, as applicable, in accordance with the instructions set out therein to Computershare Investor Services Inc. as soon as possible so that as large a representation as possible may be had at the Meeting.

DATED at Concord, New Hampshire, this 18th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF JAGUAR MINING INC.

DANIEL R. TITCOMB
Daniel R. Titcomb
President & Chief Executive Officer

TABLE OF CONTENTS

APPOINTMENT AND REVOCATION OF PROXIES	1
VOTING AND EXERCISE OF DISCRETION BY PROXIES	3
RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3
INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	4
PARTICULARS OF MATTERS TO BE ACTED UPON	4
APPOINTMENT AND REMUNERATION OF AUDITOR	7
STATEMENT OF EXECUTIVE COMPENSATION	7
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	24
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS	24
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	25
MANAGEMENT CONTRACTS	25
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION	25
OTHER BUSINESS	26
CORPORATE GOVERNANCE DISCLOSURE	26
ADDITIONAL INFORMATION	32
APPROVAL	32

JAGUAR MINING INC.
125 North State Street
Concord, New Hampshire
U.S.A.  03301

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular, including all exhibits hereto (the "Circular"), is furnished in connection with the solicitation by the management of Jaguar Mining Inc. (the "Corporation" or "Jaguar") of proxies to be used at the annual meeting of holders of common shares (the "Shareholders") of the Corporation or any and all adjournments or postponements thereof (the "Meeting") to be held at 4:00 p.m. (Eastern Standard Time) on May 19, 2011 (the "Meeting Date") at the Ritz-Carlton, 181 Wellington Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.

APPOINTMENT AND REVOCATION OF PROXIES

General

The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone, e-mail, internet, facsimile or other means of communication by regular employees, officers, directors and agents of the Corporation at nominal cost.  The cost of such solicitation by management will be borne by the Corporation.  The Corporation will reimburse investment dealers, banks, custodians, nominees and other fiduciaries for permitted fees and costs incurred by them in mailing soliciting materials to the beneficial owners of common shares (the "Shares") of the Corporation.  Except as otherwise stated, the information contained herein is given as of April 4, 2011.

Only registered Shareholders or their duly appointed proxy nominees are permitted to vote at the Meeting.  You are a non-registered Shareholder if you are a Shareholder whose Shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates (a "Non-Registered Holder").

These security holder materials are being sent to both registered Shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the securities on your behalf.

Non-Registered Holders who have not objected to their intermediary disclosing certain information about them to the Corporation are referred to as "NOBOs", whereas Non-Registered Holders who have objected to their intermediary disclosing ownership information about them to the Corporation are referred to as "OBOs".  In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to send the Notice of Meeting, this Circular and the related form of proxy or voting instruction form (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly to the OBOs through their intermediaries.  By choosing to send the Meeting Materials directly to NOBOs, the Corporation (and not the intermediary holding Shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Registered Shareholders

The proxy nominees named in the form of proxy accompanying this Circular are officers of the Corporation.  A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent, attend and act on behalf of the Shareholder at the Meeting may do so either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy.  In either case, the proxy must be properly completed, signed, dated, and (i) deposited with Computershare Investor Services Inc. ("Computershare"), the Corporation's registrar and transfer agent, at the address indicated on the enclosed envelope so that it is received prior to 5:00 p.m. (Eastern Standard Time) on May 17, 2011, or at least 48 hours, excluding Saturday, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or (ii) deposited with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting.

As an alternative to voting in person at the Meeting or delivering a form of proxy as described above, a registered Shareholder (a Shareholder whose name appears on the certificate(s) representing its Shares) may vote by telephone or via the Internet.  To vote by telephone, a registered Shareholder must call the toll-free phone number specified on the enclosed form of proxy from a touch tone telephone and, when prompted, enter their Holder Account Number and Proxy Access Number as set out on the form of proxy and then listen for voting instructions.  To vote using the Internet, a registered Shareholder must go to the website specified on the enclosed form of proxy, enter the Holder Account Number and Proxy Access Number set out on the form of proxy and then follow the voting instructions on the screen.  If a Shareholder's form of proxy does not contain a Holder Account Number or a Proxy Access Number, they will not be able to vote by telephone or via the Internet.

If you vote by telephone or by using the Internet, DO NOT complete or return the enclosed form of proxy.  Voting by mail is the only method to vote Shares held in the name of a corporation, or to vote Shares being voted on behalf of another individual.  Voting by mail or using the Internet are the only methods by which a Shareholder may appoint a person as proxy nominee, other than the management proxy nominees named in the form of proxy accompanying this Circular, to represent, attend and act on behalf of the Shareholder at the Meeting.

Non-Registered Shareholders

If you are a NOBO, please complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Circular as specified in the voting instruction form.  The voting instruction form applicable to NOBOs allows for voting by telephone, via the Internet or by mail, depending on the applicable circumstances.

If you are an OBO, the intermediary holding the Shares on your behalf is required to forward the Meeting Materials to you (unless you have waived your right to receive them) and to seek your instructions as how to vote your Shares in respect of each of the matters described in this Circular to be voted on at the Meeting.  Each intermediary has its own procedures which should be carefully followed by Non-Registered Holders who are OBOs to ensure that their Shares are voted by the intermediary on their behalf at the Meeting.  These procedures may allow for voting by telephone, via the Internet, by mail and/or by facsimile.  The applicable instructions for each such method of voting will be set out in the form of proxy or voting instruction form provided by the intermediary.  OBOs should contact their intermediary and carefully follow the voting instructions provided by such intermediary.  Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the intermediary and following the intermediary's instructions for return of the executed form of proxy or voting instruction form.

Revocation of Proxies

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the Shareholder or by his or her attorney authorized in writing, and deposited either: (i) with the Corporation or Computershare no later than 5:00 p.m. (Eastern Standard Time) on May 18, 2011 or the last business day preceding the day of any adjourned or postponed Meeting; (ii) with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting; or (iii) in any other manner permitted by law.

VOTING AND EXERCISE OF DISCRETION BY PROXIES

Shares represented by proxy will be voted for, or withheld from voting in respect of, each of the matters described herein in accordance with the instructions of Shareholders on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  IN THE ABSENCE OF SUCH SPECIFICATION OF VOTING PREFERENCE, SUCH SHARES SHALL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH IN THIS CIRCULAR.  The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting accompanying this Circular, or other matters which may properly come before the Meeting. At the date of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting, the Shares represented by proxies in favour of the proxy nominees named in the form of proxy will be voted on such matters in accordance with the best judgment of such proxy nominee.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Shares.  The Shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol "JAG".  As of April 4, 2011, the Corporation had 84,373,648 Shares issued and outstanding, with each Share carrying the right to one vote.

In accordance with applicable laws, the board of directors of the Corporation (the "Board") has provided notice of and fixed the record date as of April 4, 2011 (the "Record Date") for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are registered holders of Shares at the close of business on the Record Date and the number of Shares registered in the name of each person on that date.  Each Shareholder registered on the list of Shareholders of the Corporation as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each Share registered in his or her name as it appears on the list.

To the best of the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10 percent or more of the voting rights attached to any class of outstanding voting securities of the Corporation, as of April 4, 2011.

INTEREST OF CERTAIN PERSONS AND COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the 2010 fiscal year, no proposed nominee for election as a director of the Corporation, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

At the Meeting, Shareholders will be asked to re-elect the six current directors (the "Nominees") to the Board.

In accordance with its authority, the Board has determined that the number of directors to be elected at the Meeting, to serve until the next annual meeting of shareholders or until a successor is elected or appointed, is six.  Unless such authority is withheld, the management nominees named in the accompanying form of proxy intend to vote "FOR" the election of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director, but, if that should occur for any reason prior to the Meeting, the management nominees named in the accompanying form of proxy reserve the right to vote for another person as a director in their discretion unless authority to vote in the election of directors is withheld.  Each director elected will hold office until the close of business at the next annual meeting of the Shareholders or until his successor is elected or appointed, provided that such director does not receive a greater number of votes "withheld" than votes "FOR", as described below.  To be effective, the resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

It is the policy of the Board that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "FOR" will tender a resignation to the Chairman of the Board promptly following the Meeting.  The Corporate Governance Committee will consider the offer of resignation and, except in special circumstances (such as in contested meetings), will be expected to recommend that the Board accept the resignation.  The Board will make its decision and announce it in a press release within 90 days following the Meeting, including the reasons for rejecting the resignation, if applicable.

The table below sets forth for each Nominee (i) their name, (ii) their present principal occupations, businesses or employments, (iii) the province or state and country where they reside, (iv) whether they are  an independent director, (v) all major positions and offices with the Corporation now held by each of them, including committees on which they serve, (vi) the period of their service as directors of the Corporation, and (vii) the number of voting securities of the Corporation or any subsidiary of the Corporation beneficially owned, controlled or directed, directly or indirectly, by each of them.

Nominees to the Board

Name, Principal Occupation (and company if other than the Corporation) and Province/State and Country of Residence	Position(s) with the Corporation	Director Since	Shares Beneficially Owned, Directly or Indirectly, Controlled or Directed(1)
Andrew C. Burns(2) Independent business consultant Ontario, Canada Independent Director	Director	August 6, 2004	41,000 Shares 290,000 stock options
Gilmour Clausen(3)(4)(5) President and Chief Executive Officer of Augusta Resource Corporation (junior natural resource and mining) Colorado, USA Independent Director	Director	May 12, 2005	41,000 Shares 290,000 stock options
William E. Dow(3) Retired Actuary, formerly with Aetna Life & Casualty (insurance) Connecticut, USA Non-Independent Director(6)	Director	June 4, 2004	42,238 Shares 150,000 stock options
Gary E. German(2)(5)(7) President, Falcon Strategy and Management Co. (mining consultant and engineer) Ontario, Canada Independent Director	Director and Chairman	September 26, 2003	173,076 Shares 290,000 stock options
Anthony F. Griffiths(2)(3)(7) Independent business consultant Ontario, Canada Independent Director	Director	May 20, 2004	119,675 Shares 290,000 stock options
Daniel R. Titcomb Chief Executive Officer and President of the Corporation New Hampshire, USA Non-Independent Director	Director, Chief Executive Officer and President	June 6, 2003	404,897 Shares(8) 540,000 stock options
(1)	The information as to Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.
(2)	Member of the Audit Committee. Mr. Burns is Chairman of the Audit Committee.
(3)	Member of the Corporate Governance Committee. Mr. Dow is Chairman of the Corporate Governance Committee.
(4)	Mr. Clausen is a resident Canadian within the meaning of the Business Corporations Act (Ontario).
(5)	Member of the Health, Safety and Environmental Committee. Mr. Clausen is Chairman of the Health, Safety and Environmental Committee.
(6)	Mr. Dow is not independent by virtue of being the father-in-law of Mr. Titcomb, the Chief Executive Officer and President of the Corporation.
(7)	Member of the Compensation Committee. Mr. Griffiths is Chairman of the Compensation Committee.
(8)	196,800 Shares are held by the Dow-Titcomb Irrevocable Family Trusts (the "Titcomb Trusts") of which Mr. Titcomb is a Trustee with sole authority to vote the Shares held by the Titcomb Trusts.

Except as set forth below:

(a)
no Nominee is, as of the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive dates (each an "order") that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Nominee was acting in the capacity as director, chief executive officer or chief financial officer;

(b)
no Nominee is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
no Nominee has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; and

(d)	no personal holding company of any Nominee is, or has been, as applicable, subject to the foregoing during the applicable time periods.

Messrs. Dow and Titcomb are directors of Brazilian Resources, Inc. ("Brazilian"), and Mr. Dow serves as Chairman of Brazilian's board of directors.  Mr. Griffiths was a director of Brazilian until June 30, 2004.  The British Columbia Securities Commission and the Ontario Securities Commission issued cease trading orders against Brazilian on May 11 and May 19, 2009, respectively, because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2008.  Brazilian filed such documents on June 11, 2009, and the cease trading orders were lifted in July 2009.  The Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission issued cease trade orders against Brazilian on May 3, May 9 and August 24, 2007, respectively, because of its late filing of annual financial statements and management's discussion and analysis for the financial year ended December 31, 2006 and, in the case of the Alberta Securities Commission cease trade order, additionally because of its late filing of interim financial statements and management's discussion and analysis for the interim quarter ended March 31, 2007. Brazilian filed such financial statements and management's discussion and analysis on October 17, 2007, and the Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission lifted the cease trade orders in December 2007.  The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its late filing of interim financial statements and management's discussion and analysis for the interim quarter ended September 30, 2005.  Brazilian filed such financial statements and management's discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade orders on January 17, 2006.  On June 10, 2003, the TSX Venture Exchange suspended trading of Brazilian's common stock as a result of a cease trade order issued by the British Columbia Securities Commission and the Ontario Securities Commission for Brazilian's failure to file financial statements on a timely basis.  These cease trade orders were lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003.  The TSX Venture Exchange trading suspension was lifted on October 16, 2003. A temporary cease trade order was issued by the Ontario Securities Commission on June 10, 2001 for Brazilian relating to management and insiders.  This order was rescinded on July 30, 2001.

Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies' Creditors Arrangement Act (Canada) ("CCAA") and when it was placed in liquidation under the protection of the CCAA in 2001.  During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements.  Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down and realization in 2004.

No nominee has been subject to any penalties or sanctions imposed by a court or regulatory body relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority.

APPOINTMENT AND REMUNERATION OF AUDITOR

Management proposes to reappoint KPMG LLP, Chartered Accountants ("KPMG"), as the auditors of the Corporation and proposes that the Shareholders authorize the directors to fix the remuneration of the auditors.  Unless such authority is withheld, the management proxy nominees named in the accompanying form of proxy intend to vote "FOR" the reappointment of KPMG as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.  KPMG has acted as the Corporation's auditors since March 2002.  To be effective, such resolution must be approved by a majority of the votes cast by Shareholders represented in person or by proxy on the matter at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this section is to describe the Corporation’s executive compensation philosophy relating to compensation of each of the Chief Executive Officer, Chief Financial Officer and each of the Corporation's other three most highly compensated executive officers for the 2010 financial year, the Named Executive Officers ("NEOs") as required by Form 51-102F6 under National Instrument 51-102 - Continuous Disclosure Obligations.  Daniel R. Titcomb as Chief Executive Officer, James M. Roller as Chief Financial Officer, Lúcio Cardoso as Chief Operating Officer, Adriano Nascimento as Vice President of Exploration and Engineering, and Robert C. Zwerneman as Vice President of Corporate Development and Director of Investor Relations are all of the NEOs for 2010.

Compensation Discussion and Analysis

The Board administers the Corporation's executive compensation policy with advice from the Compensation Committee.  The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of certain of the Corporation's executive officers.  The Compensation Committee ensures that total compensation paid to all NEOs is fair, reasonable and consistent with the Corporation's compensation philosophy.  Mr. Zwerneman's compensation is determined by the Chief Executive Officer with the advice of the Compensation Committee, other than long term incentive compensation which is determined by the Board.  Any reference herein to the Compensation Committee or the Board determining NEO compensation will be deemed to include the qualification of the preceding sentence with regard to Mr. Zwerneman.

For additional details regarding the Compensation Committee, see "Board Committees - Compensation Committee" under "Corporate Governance Disclosure" below.

Compensation Philosophy and Approach

The Corporation's compensation policies and practices are based on the following objectives and fundamental principles:

•	executives should receive compensation that is competitive in value and structure with the compensation paid by companies of similar size and stature, but the Corporation should not pay excessively;

•	the compensation policy should attract, motivate and retain individuals who are highly qualified, experienced, and who will perform according to their individual and corporate objectives;

•
emphasis should be placed on providing incentive compensation to executives to align their interests with what is in the best interests of the Corporation instead of copying the compensation practices of competitors and others companies in the industry;

•
compensation should be based on the Board's consideration of the Corporation's desired performance and the recommendations of the Compensation Committee instead of developing specific formulae that assign weighting to each element of compensation;

•	ensure the goals and performance objectives of the NEOs are aligned with maximizing long term shareholder value; and

•	provide compensation that is significantly performance based, linking compensation criteria directly to operation and market performance of the Corporation.

The Compensation Committee reviews industry standards and considers the recommendations of consultants in developing compensation recommendations for executive officers.  The Compensation Committee also relies on the experience of its members as officers and/or directors of other companies in assessing compensation levels, as well as the general knowledge of its members regarding compensation practices of public companies.

The Compensation Committee has since 2005 retained 3XCD Inc. ("3XCD"), compensation consultants, to review compensation of the Corporation's executive officers (on an annual basis).  In addition to considering the advice and information received from 3XCD in 2010, the Compensation Committee reviewed and considered data related to compensation levels and programs of various companies that are similar in size and stature to the Corporation and that operate within the mining and exploration and development industry.  These companies are used as the Corporation's primary peer group because they have similar business characteristics or because they compete with the Corporation for employees and investors.  Such companies include Alamos Gold Inc., Aurizon Mines Ltd., Eldorado Gold Corporation, IAM GOLD Corporation and Northgate Minerals Corporation.  The Corporation does not set compensation by setting specific benchmarks in relation to those companies, but rather uses such information, together with the information received from its compensation consultants, as a general guide to assist in setting compensation levels.

Short Term Compensation

Short term compensation consists of base salary and performance bonus components (Short Term Incentive Plan) and executive performance bonuses are only awarded if the Corporation meets certain general goals and the executive meets specific goals.

Base Salary

The Compensation Committee and the Board approved the salary ranges for the NEOs.  The base salary amount for each NEO is determined by reference to an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as management effectiveness, experience, responsibility and proven or expected performance of the particular individual.  Comparative data for the Corporation's peer group is also accumulated from a number of external sources including 3XCD in 2010 and 2009.  The Compensation Committee, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all NEOs.  In 2008, the Corporation set a policy that annual base salary compensation is determined as of each successive July 1.  The salaries paid to each of the NEOs in 2010, 2009 and 2008 are set forth in the "Summary Compensation Table" below.

President and Chief Executive Officer.  Effective October 1, 2003, the Corporation entered into a written employment agreement with Daniel R. Titcomb to serve as Chief Executive Officer and President of the Corporation.  The agreement, as amended, entitles Mr. Titcomb to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.  As of July 1, 2010 through June 30, 2011, there were no changes in Mr. Titcomb's annual base salary, resulting in a total of US$444,960 being paid to him in 2010.

Chief Financial Officer.  Effective March 1, 2005, the Corporation entered into a written employment agreement with James M. Roller to serve as Chief Financial Officer of the Corporation.  The agreement, as amended, entitles Mr. Roller to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.  As of July 1, 2010 through June 30, 2011, there were no changes in Mr. Roller's annual base salary, resulting in a total of US$263,520 being paid to him in 2010.

Other NEOs.  Since October 1, 2003, the Corporation has had a written agreement with IMS Engenharia Mineral Ltda. (as successor to IMS Empreendimentos Ltda.) (as the context may require, "IMS") pursuant to which, among other things, Lúcio Cardoso served as Vice President of Operations of the Corporation and Adriano Nascimento was Vice President of Exploration and Engineering of the Corporation.  The agreement with IMS was restated in 2008 to provide that Mr. Cardoso would serve as Chief Operating Officer of the Corporation, with Mr. Nascimento continuing in his capacity as Vice President of Exploration and Engineering.  Beginning on July 1, 2009, Mr. Cardoso's base salary was increased to US$324,000, resulting in a total of US$324,000 paid to him in 2010.  Beginning on July 1, 2009, Mr. Nascimento's base salary was US$233,280, resulting in a total of US$233,280 being paid to him in 2010.  No increases were made in 2010 to the salaries of Mr. Cardoso or Mr. Nascimento.

Effective October 19, 2006, the Corporation entered into a written employment agreement with Robert C. Zwerneman to serve as Director of Investor Relations.  The agreement entitles Mr. Zwerneman to an annual salary and consideration for subsequent annual increases in base salary consistent with comparable companies and industry practice.  On March 25, 2008, the Board, on recommendation by the Compensation Committee and the Chief Executive Officer, promoted Mr. Zwerneman to Vice President of Corporate Development and Director of Investor Relations.  In conjunction with Mr. Zwerneman's promotion his salary pursuant to his employment agreement was increased in 2008 to US$210,000 and remained at US$210,000 in 2010.

Short Term Incentive Plan

The Corporation has developed a Short Term Incentive Plan ("STIP") to motivate and award executives for the achievement of short term corporate goals.  With the advice and assistance of 3XCD, the Corporation has developed a set of performance criteria for assessing each NEO.  The Board approves targeted amounts of STIP for each NEO at the beginning of each financial year.  The principal objectives or targets under the STIP include qualitative, production, production costs, financial, timeliness of projects, upgrade of resources to reserves, new resource discovery and share liquidity components.  The targeted amounts determined by the Compensation Committee take into account an assessment of compensation levels as reported within the Corporation's peer group.  The Corporation believes that these components while established annually, also address sustained corporate performance.  The Corporation limits payouts to reasonable amounts in an effort to ensure that short term, annual performance is not placed ahead of the long term viability and success of the Corporation.

The employment agreements for each of the NEOs provide that the respective NEOs are entitled to participate in the STIP.  The table below sets forth the percentage of the amount attributed to quantitative and qualitative measures for each NEO.

NEO	Qualitative %	Quantitative %
Daniel R. Titcomb	25	75
James M. Roller	50	50
Lúcio Cardoso	30	70
Adriano Nascimento	67	33
Robert C. Zwerneman	33	67

The quantitative targets or performance are based on corporate results such as market capitalization, ounces of gold sold and operating costs.  Qualitative performance is based on the executive's role and individual performance such as relationships with key stakeholders and achievement of operating and development objectives.  An executive that satisfies his performance target will receive a specific payment measure.  The range of possible target bonus amounts are 30% to 60% of an NEO's base salary.  There is no minimum bonus amount.  The Corporation believes that in many instances near achievement of a quantitative goal can increase value for Shareholders.  In addition, the Corporation believes that performance exceeding the quantitative goal is greatly desirable and will often create value to both the Corporation and its Shareholders by creating the opportunity to capture market capitalization not yet realized through net asset valuation and other factors.  In this regard, performance of near achievement of the particular quantitative goal will result in a partial payment and performance in excess of the quantitative goal will result in an above target payment.  The possible bonus amounts could be up to twice the target bonus if the qualitative performance goals are exceeded.  In 2010, each of the NEOs was eligible to receive a STIP award in respect of their performance during the 2009 year.  The STIP awards paid to the NEOs in each of 2010, 2009 and 2008 are set forth in the "Summary Compensation Table" below.

Long Term Incentive Compensation

The Corporation believes that security based compensation arrangements and similar plans are a critical component of the Corporation's compensation arrangements and are necessary and vital to attracting and retaining key individuals.  The Corporation also believes that these plans promote a greater alignment of interests between the plan participants and Shareholders of the Corporation and assist in attracting and retaining qualified individuals.  The Corporation currently has an option plan, a restricted share unit plan, a share appreciation rights plan and a deferred share unit plan, each of which are discussed herein.  The Board, based on recommendations of the Compensation Committee, approves grants of options, restricted share units, deferred share units and/or share appreciation rights in any given year, as well as any amendments to the security based compensation plans of the Corporation.  The amount and terms of outstanding options, restricted share units, deferred share units and share appreciation rights and the number of outstanding Shares (in the case of options) are taken into account from time to time when determining whether to grant any further security based compensation.

Stock Options

The Corporation adopted a Stock Option Plan (the "Stock Option Plan") in 2003 that remains in effect.  Pursuant to the Stock Option Plan, stock options to purchase Shares may be granted by the Board in its discretion to directors, officers, employees and consultants of the Corporation and its subsidiaries in order to sustain a commitment to long-term profitability and to maximize Shareholder value.  Grants of options are based on a variety of factors, such as the need to attract or retain key individuals, competitive market conditions and internal equity.

No stock options were issued or granted to any NEOs or directors in 2010, 2009 or 2008.

The number of stock options that are issuable under the Stock Option Plan as of April 4, 2011 is 632,715.  See "Incentive Plan Awards" table below for options granted prior to 2008 to current NEOs.

The Corporation is furnishing the following information concerning the Stock Option Plan as required by Section 613(g) of the TSX Company Manual.

(i)           The Stock Option Plan permits the granting of stock options to directors, officers and employees of, and consultants to, the Corporation and its subsidiaries.

(ii)           Options to purchase an aggregate of 10,500,000 Shares are authorized for issuance pursuant to the Stock Option Plan.  Options granted and not exercised are considered not issued for this purpose.  As of April 4, 2011, a total of 10,691,104 stock options had been granted, of which 823,819 had expired without being exercised.  Of the options that had been granted as of such date 6,109,785 options had been exercised.  Therefore, as of April 4, 2011, a total of 3,757,500 Shares remain issuable under outstanding options.  The 9,867,285 Shares issued or issuable upon exercise of the options equal approximately 11.7% of the outstanding Shares as of April 4, 2011.

(iii)           The Stock Option Plan sets the following limitations: (a) the number of Shares issued to insiders within a one-year period may not exceed 10% of the outstanding Shares, and (b) the number of Shares issued to any one insider or such insider's associates within a one-year period may not exceed 5% of the outstanding Shares.

(iv)           The number of options that are reserved for issuance to any one person under the Stock Option Plan may not result in such person beneficially owning in excess of 5% of the outstanding Shares, which as of April 4, 2011, is 4,218,682 Shares.

(v)           The exercise price for Shares issued upon exercise of options is equal to the weighted average trading price of the Shares for the ten (10) trading days immediately preceding the grant of the option on which trading actually occurred or, alternatively, the Board may in its discretion set the exercise price as the price of the Shares on the last day preceding the date of grant, subject to the approval of the TSX, if required. For the purposes of determining the exercise price under the Stock Option Plan, the TSX is deemed to be the principal exchange on which the Shares are listed and posted for trading.

(vi - viii)  The Corporation currently has no security purchase arrangement and no stock appreciation right plan that could result in the issuance of Shares.

(ix)           In general, vesting requirements for options issued pursuant to the Stock Option Plan are left to the discretion of the Board.  No options were granted to NEOs in 2010.  Under the Stock Option Plan, options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than one-quarter of the options vesting during any three-month period.

(x)           The maximum term of options granted pursuant to the Stock Option Plan is five years.  The Board may in its discretion issue options with a term of less than five years.  In addition, in the event the option would otherwise expire during or within ten (10) business days following the period in which trading of securities of the Corporation by the option holder is restricted pursuant to (i) securities regulatory requirements, (ii) the Corporation's written policies, or (iii) a trading blackout imposed on the option holder by the Corporation, such expiry date may be extended to the date that is the tenth (10th) business day following the date of expiry of such period.

(xi)           Unless the grant is subject to vesting limitations established by the Board, an optionee's entitlement to exercise the option will cease only in certain circumstances.  Options granted to an optionee who is a director, senior officer, employee, management company employee or consultant of or to the Corporation expire ninety (90) days after the optionee ceases to hold one of those positions, except that options granted to an optionee who is engaged in investment relations activities expire thirty (30) days after the optionee ceases to be employed to provide such activities.  Further, any options granted under the Stock Option Plan that are transferred by will or the law of descent and distribution are exercisable by a holder's heirs or administrators for a period of only one year from the holder's death.

(xii)           Options granted pursuant to the Stock Option Plan are personal and may not be transferred or assigned by the holder except by will or the laws of descent and distribution and may be exercisable during the holder's lifetime only by the holder.  Options are only exercisable by a holder's heirs or administrators for a period of one year after the holder's death.

(xiii)           The Stock Option Plan may be amended by the Board without the consent of the Shareholders generally to (i) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange, (ii) make amendments of a "housekeeping" nature, (iii) change the vesting provisions of the Stock Option Plan or any option thereunder, (iv) change the termination provisions of the Stock Option Plan or any option which does not entail extension beyond the originally scheduled expiry date for that option, and (v) to add a cashless exercise feature.  In addition to such amendments as may require Shareholder approval under applicable law, the approval of the Shareholders will generally be required for the following amendments:  (a) any amendment to the amendment procedure set out in the Stock Option Plan which is not an amendment within the nature of (i) and (ii) above, (b) any increase in the maximum number of Shares issuable under the Plan, (c) any reduction in the option price or extension of the period during which an option may be exercised, (d) an amendment to permit the repricing of options, (e) the cancellation and reissue of any option, (f) any amendment to the eligible participants under the Stock Option Plan that would permit the introduction or reintroduction of non-employee directors to participate under the Stock Option Plan on a discretionary basis, and (g) that would permit options to be transferred or assigned other than for normal estate settlement purposes.

(xiv)           Under the terms of the Stock Option Plan, the Board in its discretion may provide financial assistance to participants to facilitate the exercise of options.

(xv)           There are currently no entitlements previously granted under the Stock Option Plan that remain subject to ratification by the Shareholders.

Restricted Share Units

In November 2008, the Board approved the adoption of a Restricted Share Unit ("RSU") Plan for senior officers, employees and consultants of the Corporation and its subsidiaries.  The purpose of the RSU Plan is to promote a greater alignment of interests between participants in the RSU Plan and Shareholders, foster the growth and success of Jaguar, and assist Jaguar in attracting and retaining qualified individuals.  A RSU is a unit equivalent in value to one common share based on the market price, which is the weighted average of the Corporation share price during the ten trading days on the TSX or the NYSE prior to the vesting date.  Upon vesting of a RSU, the participant will be entitled to receive a payment in cash, less any applicable withholdings, equal to the Market Price multiplied by the number RSUs then vesting.  The RSU Plan does not provide for the issuance of Shares upon vesting of a RSU.

RSUs may vest at a specific date that is designated by the Board or if one or more performance events or criteria are met within a time period designated by the Board.  The vesting date can be no later than the end of the third calendar year following the year of the RSU grant.

If a participant voluntarily resigns or is terminated for cause, all RSUs granted to the participant that have not vested will automatically terminate. Upon the death, retirement or termination other than for cause of a participant, all RSUs granted to the participant will vest immediately regardless of whether other conditions of the grant have been met.  Upon a change of control of the Corporation, all RSUs will vest and be paid out immediately prior to the effective date of the change of control.

In 2010, 44,875 RSUs were granted to Mr. Cardoso and 32,050 RSUs to Mr. Nascimento, in each case vesting on May 31, 2013.  See "Outstanding Share-Based Awards and Option-Based Awards" table below for further information regarding issuance of RSUs to NEOs.

Share Appreciation Rights

In November 2008, the Board adopted a Share Appreciation Rights ("SAR") Plan for senior officers, employees or consultants.  The purpose of the SAR Plan is to promote a greater alignment of interests between participants in the SAR Plan and Shareholders, foster the growth and success of Jaguar, and assist Jaguar in attracting and retaining qualified individuals.  A SAR entitles the participant to receive a bonus equal to the appreciation in the price of the Shares over a specified period.  A SAR is similar to a stock option, except that the participant is not required to pay the exercise price.  The Board will determine at the time of the grant the number of SARs to be granted and the terms and conditions upon which the SARs will vest.  The Board may select vesting either at a specific date or dates that is or are designated by the Board or if one or more performance criteria are met within a time period designated by the Board payment of vesting.  The Board may provide that all SARs subject to a specific grant may vest concurrently or that portions of any grant of SARs may vest on different dates.

In December 2009, the Board approved amendments to the SAR Plan that permitted participants to select a price at which the SAR will be paid.

Pursuant to the amendments to the SAR plan, a participant may now select a price (the "Pegged Price") at which the SAR will be paid, provided that a participant may not select a price during a blackout period.  A participant may change a Pegged Price, provided that it cannot do so during a blackout period nor may it change a Pegged Price once the Corporation's share price reaches the Pegged Price.

If a SAR has vested and the Corporation's share price is, or was at sometime prior to vesting but after the Pegged Price was selected, at or above the Pegged Price, the participant will receive a cash payment equal to the difference between the Pegged Price and the market price at the grant date.  If a participant does not select a Pegged Price or if the Corporation's share price never reaches the pegged price, then the participant will receive the difference between the market price at expiry of the SAR and the market price at the grant date.

If a participant voluntarily resigns or is terminated for cause, all SARs granted to the participant that have not vested will automatically terminate.  Upon the death, retirement or termination other than for cause of a participant, all SARs granted to the participant will vest immediately regardless whether other conditions of the grant have been met.  For the United States participants payment will be made six (6) months after the date of retirement or termination.  Upon a change of control of the Corporation, all SARs will vest and be paid out immediately prior to the effective date of the change of control.

In 2010, 240,000 SARs were granted to Mr. Titcomb, 160,000 SARs to Mr. Roller and 125,000 SARs to Mr. Zwerneman, in each case vesting of one third on June 1, 2010, one third on June 1, 2011 and one third on June 1, 2012.

See "Outstanding Share-Based Awards and Option-Based Awards" table below for further information regarding the issuance of SARs to NEOs.

On June 1, 2010 the Board approved an amendment to the plan to permit the grant of Share Appreciation Rights to directors of the Corporation.

Cliff Share Appreciation Rights

On December 8, 2010 the Board established a Cliff Share Appreciation Rights Plan to allow the Corporation to grant performance awards (“Cliff SARs”) to directors and senior management of the Corporation.   The Cliff SARs are a one-time grant that is intended to promote a greater alignment of interests between participants and shareholders of the Corporation, foster the growth and success of the Corporation, and assist the Corporation in retaining qualified individuals.  A Cliff SAR is only payable upon a change of control of the Corporation and entitles a participant to receive, upon a change of control, a cash settlement based on the aggregate purchase price paid in connection with the change of control, provided that such purchase price is greater than $10 per common share.  No payout will be made in connection with a change of control if the purchase price is less than $10 per common share.  As the cash payout for Cliff SARs is dependant upon the purchase price paid in connection with a change of control, the exact payout will vary with such purchase price.

If a participant other than a non-executive director ceases to be employed by the Corporation for any reason, all Cliff SARs granted to the participant shall automatically terminate.  If a participant that was a non-executive director retires, the Cliff SARs held by the participant will expire six months following such retirement.  If, at the end of such six month period, no change of control has occurred, such participant is entitled to receive a cash payment equal to the amount that such non-executive director would have received had the participant received SARs or DSUs, on January 1, 2011, rather than Cliff SARs.

In 2010, Cliff SARs were granted to each of the five NEOs and all of the directors entitling them to a bonus payment on any change of control in which the offer price exceeds $10.

Employee Benefits

Each of the NEOs is entitled to receive other benefits during the term of his employment, which may include all or some of health, dental and vision insurance, an automobile allowance, vacation, sick leave, term life insurance equal to three times base salary and disability insurance.  The Corporation provides such benefits to aid in the attraction and retention of highly qualified executives. For further details, see the "Summary Compensation Table" under "Statement of Executive Compensation" below.

Performance Graph

The following graph compares the cumulative total shareholder return for Cdn.$100 invested in Shares since January 1, 2006, with the cumulative total return of the S&P/TSX Composite and S&P/TSX Composite Gold (Sub industry) Indices.

From December 31, 2005 to December 31, 2010, the price of the Corporation's common shares has increased 79%, compared to an increase in the S&P/TSX Composite Gold Index of 37% and an increase in the S&P/TSX Composite of 19% during the corresponding period (each on a total return basis).  During the period, the salaries of the CEO and CFO increased 71% and 76% respectively.   The increase in the compensation of the CEO and CFO is roughly on par with the gain in the Corporation’s share price.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the years ended December 31, 2008, 2009 and 2010.

Name and principal position	Year	Annual Compensation			Non-equity incentive plan compensation
(a)	(b)	Salary (US$) (c)	Share-based awards(5) (US$) (d)	Option-based awards (US$) (e)	Annual incentive plans (US$) (f1)	Long-term incentive plans (US$) (f2)	Pension Value (401(k)) (US$) (g)	All other compensation(8) (US$) (h)	Total compensation(11) (US$) (i)
Daniel R. Titcomb, Chief Executive Officer and President	2010	444,960	Nil	Nil	389,375(6)	Nil	9,148(7)	22,864(9)	866,437
	2009	413,464	2,154,028	Nil	228,266(6)	Nil	10,129(7)	24,952(9)	2,830,839
	2008	413,464	6,000	Nil	321,248(6)	Nil	6,632(7)	24,604(9)	771,948
James M. Roller, Chief Financial Officer	2010	263,520	Nil	Nil	171,275(6)	Nil	5,089(7)	35,070(9)	474,954
	2009	244,867	1,844,013	Nil	147,477(6)	Nil	8,338(7)	18,141(9)	2,262,836
	2008	244,867	4,000	Nil	124,084(6)	Nil	9,189(7)	16,087(9)	398,227
Lucio Cardoso(1), Chief Operating Officer	2010	324,000	128,824	Nil	186,300(6)	Nil	Nil	18,800(10)	657,924
	2009	312,000	421,304	Nil	143,663(6)	Nil	Nil	18,800(10)	895,767
	2008	258,750(3)	10,915	Nil	74,109((6)	Nil	Nil	18,800(10)	362,574
Adriano Nascimento, Vice President of Engineering and Exploration	2010	233,280	88,632	Nil	112,320(6)	Nil	Nil	18,800(10)	453,032
	2009	224,640	280,870	Nil	104,000(6)	Nil	Nil	18,800(10)	628,310
	2008	216,000	7,277	Nil	30,220(6)	Nil	Nil	18,800(10)	272,297
Robert Zwerneman(2), Vice President of Corporate Development and Director of Investor Relations	2010	210,000	Nil	Nil	94,500(6)	Nil	10,129(7)	13,248(9)	327,877
	2009	210,000	1,713,133	Nil	84,000(6)	Nil	10,129(7)	15,349(9)	2,032,611
	2008	210,000	3,125	Nil	99,000(6)	Nil	9,536(7)	47,279(4)(9)	368,940

(1)	Mr. Cardoso was promoted from Vice President of Operations to Chief Operating Officer effective September 30, 2008.

(2)	Mr. Zwerneman was promoted from Director of Investor Relations to Vice President of Corporate Development and Director of Investor Relations on March 25, 2008.

(3)
Mr. Cardoso was Vice President of Operation from January 1, 2008 through September 30, 2008 and paid a salary of US$183,750.  He was promoted to Chief Operating Officer on October 1, 2008 and was paid US$75,000 from October1, 2008 through December 31, 2008.

(4)	In 2008, Mr. Zwerneman was paid an incentive for a prior year equal to US$37,500.

(5)
SAR and RSU compensation that call for settlement in cash is measured using intrinsic value as prescribed by Canadian GAAP, using the previous ten day weighted average share price on the reporting date.  The intrinsic value is accrued over the service period.  This methodology was chosen as it represents the vest estimate of future cash outlays and allocates the expense over the service period.  SAR intrinsic value is based upon the number of SARs granted times the difference between the share price on the valuation date as compared to the grant date.  SARs are accrued over a two year service period as the awards vest.  One third vests upon grant, one third aver one year of service and one third vests after two years of service.  During 2010 the share price declined resulting in a reversal of expense.  No amounts have been included for outstanding SARs in 2010 because the amounts were less than zero.  RSU intrinsic value is based upon the number of RSUs granted times the share price.  RSUs are accrued over a three year service period.

(6)
Annual incentive plans are bonuses paid in 2010 with respect to the 2009 calendar year, for bonuses paid in 2010, Mr. Titcomb received 87.5% of his  eligible bonus, Mr. Roller received 65% of his eligible bonus, Mr. Cardoso received 57.5% of his eligible bonus, Mr. Nascimento received 40% of his eligible bonus and Mr. Zwerneman received 45% of his eligible bonus.  2009 with respect to the 2008 calendar year, for bonuses paid in 2009, Mr. Titcomb received 55% of his eligible bonus, Mr. Roller received 60% of his eligible bonus, Mr. Cardoso received 71.5% as COO and 49% as VPO of his eligible bonus, Mr. Nascimento received 40% of his eligible bonus and Mr. Zwerneman received 40% of his eligible bonus,  2008 with respect to the 2007 calendar year. For bonuses paid in 2008, Mr. Titcomb received 87.5% of his eligible bonus, Mr. Roller received 64.5% of his eligible bonus, Mr. Cardoso received 32% of his eligible bonus, Mr. Nascimento received 15% of his eligible bonus, and Mr. Zwerneman received 60% of his eligible bonus.

(7)
Employer’s contribution to the officer’s account in the Corporation 401(k) savings plan (2010- US$8,819 plus US$329 Admin fee for Mr. Titcomb, US$4,760 plus US$329 Admin fee for Mr. Roller, US$9,800 plus US$329 Admin fee for Mr. Zwerneman, 2009- US$9,800 plus US$329 Admin fee for Mr. Titcomb, US$8,009 plus US$329 Admin fee for Mr. Roller and US$9,800 plus US$329 Admin fee for Mr. Zwerneman, 2008 - US$6,296 plus US$335 Admin fee for Mr. Titcomb, US$8,853 plus US$336 Admin fee for Mr. Roller, and US$9,200 plus US$336 Admin fee for Mr. Zwerneman).

(8)
In 2010, each of the NEO’s received Cliff  SARs entitling them to a bonus payment if a change of control with an offer price of $10.00 per share or more occurs.  Cliff SAR compensation calls for settlement in cash and is recognized when a change in control occurs. The amounts payable will vary depending on the actual purchase price.  No change of control occurred in 2010, and as such no payment was made and no amounts were included.

(9)
In 2010 this amount includes the premium for certain officers’ term life insurance policy (2010- US$4,875 for Mr. Titcomb, US$2,455 for Mr. Roller, and US$4,843 for Mr. Zwerneman;  2009 - US$4,854 for Mr. Titcomb, US$2,455 for Mr. Roller, and US$4,843 for Mr. Zwerneman;  2008-US$4,854 for Mr. Titcomb and US$2,060 for Mr. Roller), the premium for certain officers’ disability life insurance policy (2010- US$7,301 for Mr. Titcomb, US$8,110 for Mr. Roller, and US$8,405 for Mr. Zwerneman; 2009 - US$9,410 for Mr. Titcomb, US$7,286 for Mr. Roller, and US$10,506 for Mr. Zwerneman; 2008- US$8,744 for Mr. Titcomb, US$5,627 for Mr. Roller, and US$9,779 for Mr. Zwerneman), an automobile allowance for certain officers (2010- US$10,688 for Mr. Titcomb and US$8,400 for Mr. Roller; 2009 - US$10,688 for Mr. Titcomb and US$8,400 for Mr. Roller; 2008 US$11,006 for Mr. Titcomb and US$8,400 for Mr. Roller), a tax preparation fee (2010- US$5,242 for Mr. Roller) and a housing allowance (2010- US$10,863 for Mr. Roller;  2009-US$11,321 for Mr. Roller; 2008- US$8,365 for Mr. Roller).

(10)	Mr. Cardoso and Mr. Nascimento were each paid US$18,000 for health insurance and US$800 for life insurance during 2008, 2009 and 2010.

(11)	Total compensation amounts in column (j) include SAR and RSU "intrinsic value accrued" amounts, other than amounts less than zero, in column (d) above (see footnote (5)).

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each NEO, the stock options (option-based awards) and SARs and RSUs (share-based awards) outstanding as at December 31, 2010.  The Stock Option Plan and the SAR Plan pursuant to which the options and SARs are granted are discussed under "Compensation, Discussion and Analysis - Long Term Compensation".

	Option-based Awards				Share-based Awards
Name (a)	Number of securities underlying unexercised options (#) (b)	Option exercise price (Cdn.$) (c)	Option expiration date (d)	Value of unexercised in-the-money options (Cdn.$) (e)	Number of units that have not vested (#) (f)	Market or payout value of share-based awards that have not vested (US$) (g)
Daniel R. Titcomb(1)	130,000	$5.47	10-May-11	210,600
	130,000	$6.40	30-Nov-11	89,700
	130,000	$5.94	10-Mar-12	149,500
	150,000	$9.54	4-Dec-12	-
					240,000	845,600
James M. Roller(1)	50,000	$5.47	10-May-11	81,000
	100,000	$6.40	30-Nov-11	69,000
	100,000	$5.94	10-Mar-12	115,000
	115,000	$9.54	4-Dec-12	-
					160,001	375,469
Lúcio Cardoso(2)	100,000	$6.40	30-Nov-11	69,000
	100,000	$5.94	19-Mar-12	115,000
	115,000	$9.54	4-Dec-12	-
					164,875	1,132,210
Adriano Nascimento(2)	100,000	$6.40	30-Nov-11	69,000
	100,000	$5.94	19-Mar-12	115,000
	115,000	$9.54	4-Dec-12	-
					112,050	769,457
Robert Zwerneman(1)	80,000	$9.54	4-Dec-12	-
					125,001	244,585
(1)	Messrs. Titcomb, Roller and Zwerneman were granted SARs.
(2)	Messrs. Cardoso and Nascimento were granted RSUs.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards as of the year ended December 31, 2010.

Name (a)	Option-based awards - Value vested during the year (US$) (b)	Share-based awards - Value vested during the year (US$) (c)	Non-equity incentive plan compensation - Value earned during the year (US$) (4) (d)
Daniel R. Titcomb	Nil	592,000(1)	389,375
James M. Roller	Nil	394,667(2)	171,275
Lúcio Cardoso	Nil	Nil	186,300
Adriano Nascimento	Nil	Nil	104,000
Robert Zwerneman	Nil	308,336(3)	94,500
(1)	Mr. Titcomb deferred $258,400 of SARs value until November 4, 2011 and $333,600 until March 5, 2012, unless a pegged price is attained earlier.

(2)	Mr. Roller deferred $172,269 of SARs value until November 4, 2011 and 222,399 of SARs value until March 5, 2012, unless a pegged price is attained earlier.

(3)	Mr Zwerneman deferred $134,584 of SARs value until November 4, 2011 and 173,751 of SARs value until March 5, 2012, unless a pegged price is attained earlier.

(4)	All NEOs are eligible for 2010 incentive compensation, the amounts of which have not yet been determined.

Pension Plan Benefits

The Corporation adopted the Jaguar Mining, Inc. 401(k) Profit Sharing Plan subject to the requirements of Section 404(c) of the U.S. Employee Retirement Income Security Act. Participants may elect to defer a percentage of their eligible pay every pay period.  The Corporation will match the contribution made by the participant up to 4% of the participant's eligible earnings.

The following table sets forth the value of all awards under the 401(k) plan during the year ended December 31, 2010.

Name (a)	Accumulated value at start of year (US$) (b)	Compensatory (US$) (c)	Non-Compensatory (US$) (d)	Accumulated value at year end (US$) (e)
Daniel R. Titcomb	121,551	8,819	27,152	157,522
James M. Roller	138,528	4,760	54,061	197,349
Robert Zwerneman	59,462	9,800	40,508	109,770

Termination and Change of Control Benefits

The employment agreements for Messrs. Titcomb and Roller described under "Base Salaries" above provide that upon (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation, or (iii) expiration of the agreement without renewal by the Corporation, which has not occurred and it is not expected to occur, such executives will be entitled to (a) any accrued but unpaid base salary to the date of termination and a pro-rated bonus, (b) in the case of Mr. Titcomb, a single payment of 200 percent of annual salary (the payment increases to 300 percent of annual salary in the event of a change in control of the Corporation) plus bonus and in the case of Mr. Roller, a single payment of 100 percent of annual salary plus bonus (bonus, for both Mr. Titcomb and Mr. Roller, being equal to the highest bonus amount granted to such individual in the current and preceding two years), (c) continued participation in all applicable employee benefit programs from the date of termination and continuing for up to twenty-four months for Mr. Titcomb and up to twelve months for Mr. Roller, (d) if the foregoing payment is determined to constitute a "parachute payment" under Section 280G of the United States Internal Revenue Code, an additional gross-up payment to compensate for the excise tax on the payment, and (e) exercise all stock options, whether or not they have become vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations).  Both of these employment agreements provide that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made.  Both of the employment agreements described above state that, with certain exceptions, the executive agrees not to disclose or use any trade secrets or proprietary or confidential information obtained during the course of employment, or to solicit employees of the Corporation, for one year after employment has ended.

The employment agreement for Mr. Cardoso provides that upon (i) termination without cause (whether actual or constructive), (ii) a change in control of the Corporation, or (iii) expiration of the agreement without renewal by the Corporation, which has not occurred and it is not expected to occur, such executive will be entitled to (a) any accrued but unpaid base salary to the date of termination and a pro- rated bonus, (b) a single payment of 200 percent of annual salary (the payment increases to 300 percent of annual salary in the event of a change in control of the Corporation) plus bonus, (c) continued participation in all applicable employee benefit programs from the date of termination and continuing for up to twenty-four months, (d) if the foregoing payment is determined to constitute a "parachute payment" under Section 280G of the United States Internal Revenue Code, an additional gross-up payment to compensate for the excise tax on the payment, and (e) exercise all stock options, whether or not they have become vested on or prior to the date of termination, change of control or expiration (if allowed by applicable law and regulations).  The employment agreement also provides that upon (i) termination for cause, (ii) voluntary termination, or (iii) the Corporation ceasing to produce gold or conduct a substantial business, the above-described severance payments (other than base salary through the date of termination) will not be made.

The employment agreement for Mr. Nascimento provides that on a change in control of the Corporation, he will be entitled to a single payment of 200 percent of his annual salary.

The employment agreement for Mr. Zwerneman provides that on a change in control of the Corporation, he will be entitled to a single payment of 100 percent of his annual salary.

The table below sets out the estimated amounts of these payments as well as amounts that would be payable upon the acceleration of vesting for outstanding RSUs and SARs that would have been payable had a change of control occurred on December 31, 2010 based on the previous ten-day volume weighted average price (“VWAP”) of the Corporation’s common shares on such date.  Since the previous ten-day VWAP was under $10, no value is attributed to the Cliff SARs held by the NEOs.  If a change of control occurred with a purchase price of $10 per share or more, each NEO would be entitled to a bonus payment which would vary depending on the actual purchase price.  (See Cliff Share Appreciation Rights).

	Triggering Event
NEO	Expiration of Employment Agreement (without renewal by the Company) (US$)	Termination Without Cause (US$)	Change of Control (US$)
Daniel R. Titcomb	1,963,600	1,963,600	2,408,600
James M. Roller	1,049,469	1,049,469	1,049,469
Lúcio Cardoso	1,923873	1,923873	2,247,873
Adriano Nascimento	769,456	769,456	769,456
Robert Zwerneman	244,585	538,585	538,585

Compensation of Directors

General

The Corporation compensates non-executive directors annually, pursuant to a written policy, by paying cash fees.  The Corporation also compensates its non-executive directors by granting stock options in accordance with the Stock Option Plan, DSUs in accordance with the Deferred Share Unit Plan and SARs and Cliff SARs in accordance with the SAR Plan.  Directors with a written employment agreement with the Corporation are not paid a fee for service as a director in addition to what they are provided pursuant to their employment agreements.  Currently, all of the directors other than Mr. Titcomb, are eligible for fees for their services as directors.  Mr. Titcomb receives no compensation for serving as a director of the Corporation.

The following table describes compensation for non-executive directors for the year ended December 31, 2010.

Name (a)	Fees earned ($) (b)	Share- based awards(1) ($) (c)	Option- based awards ($) (d)	Non-equity incentive plan compensation ($) (e)	Pension value ($) (f)	All other compensation(1) ($) (g)	Total ($) (h)
Andrew C. Burns	45,051	Nil	Nil	Nil	Nil	Nil	45,051
Gilmour Clausen	45,500	Nil	Nil	Nil	Nil	Nil	45,500
William E. Dow	41,000	Nil	Nil	Nil	Nil	Nil	41,000
Gary E. German	70,515	Nil	Nil	Nil	Nil	Nil	70,515
Anthony F. Griffiths	57,293	Nil	Nil	Nil	Nil	Nil	57,293
(1)	No amounts have been included for outstanding DSUs, SARs or Cliff SARs in 2010 because the amounts were zero or less than zero.

Retainers

In 2009, the Corporation updated its director compensation policy based on recommendations from 3XCD and the Compensation Committee.

Pursuant to the current policy for cash fees, directors are paid an annual fee equal to Cdn.$28,500 and the Chairman of the Board, currently Mr. German, is entitled to an additional Cdn.$24,000.

In addition, under the director compensation policy, (i) directors serving on the Audit Committee, Compensation Committee and Corporate Governance Committee are paid Cdn.$7,500 per Committee annually, the Chairman of the Audit Committee receives an additional Cdn.$10,000 annually, the Chairman of the Compensation Committee receives and additional Cdn.$$7,500 annually, and the Chairman of the Corporate Governance Committee receives an additional Cdn.$5,000 annually, and (ii) directors serving on the Health, Safety and Environmental Committee are paid Cdn.$4,500 annually and the Chairman of the Health, Safety and Environmental Committee receives an additional Cdn.$5,000 annually.  All compensation described in this paragraph and the preceding paragraph is paid on a quarterly basis.

The table below sets out the amounts of cash retainer fees paid to directors in 2010.

Board or Committee Name	Annual Retainer (Cdn.$)
Board	28,500
Board Chairman	24,000
Audit Committee	7,500
Audit Committee Chairman	10,000
Compensation Committee	7,500
Compensation Committee Chairman	7,500
Corporate Governance Committee	7,500
Corporate Governance Committee Chairman	5,000
Health, Safety and Environmental Committee	4,500
Health, Safety and Environmental Committee Chairman	5,000

Directors are also reimbursed for their out-of-pocket expenses incurred on behalf of the Corporation.

Deferred Share Unit Plan

In 2008, the Board adopted a Deferred Share Unit ("DSU") Plan for non-executive directors. A DSU is a unit equivalent in value to one common share based on the market price.  DSUs will be granted annually by the Board.  A director may also elect to receive payment in DSUs, rather than cash, for all or a portion of his or her annual Board retainer or annual chair retainer by providing the required notice to the Corporation in accordance with the plan.

DSUs are redeemable only when a director leaves the Board, thereby providing an ongoing equity stake throughout the director's service. A departing director will receive a cash payment, as soon as practicable after the director's withdrawal date, but, in any event, no later than December 31 of the first calendar year commencing after the director's withdrawal date in the case of a Canadian director.  All payments in respect of DSUs must be made to directors resident in the United States (i) in the case of the death of a director, in the year in which death occurred, or (ii) if a director has ceased to be a director or employee for any other reason, at least six (6) months after their termination date but prior to December 31 in the year in which that six (6) month period expires.

The value of the cash payment is determined by multiplying the number of DSUs in the director's account on the redemption date by the market price on such redemption date. Applicable income tax and other withholdings will be deducted as required by law.

The value of DSUs issued to each non-executive director during 2010 is reflected in the table below:

Name	DSU (in Cdn.$)	Total
Andrew C. Burns	75,000	75,000
Gilmour Clausen	75,000	75,000
William E. Dow	75,000	75,000
Gary E. German	150,000	150,000
Anthony F. Griffiths	75,000	75,000

Share Appreciation Rights

SARS issued to each non-executive director during 2010 is reflected in the table below:

Name	SARs #	Strike Price
Andrew C. Burns	28,350	Cdn$9.66
Gilmour Clausen	28,350	Cdn$9.66
William E. Dow	28,350	US$9.12
Gary E. German	56,700	Cdn$9.66
Anthony F. Griffiths	28,350	Cdn$9.66

Cliff Share Appreciation Rights

In 2010, each of the directors received Cliff SARs entitling them to a bonus payment if a change of control occurs at an offer price of $10.00 per share or more.  No such change of control occurred in 2010, and as the previous ten day VWAP as of December 31, 2010 was less than $10.00 no amount would have been paid out had a change of control occurred on such date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Pursuant to the Stock Option Plan, the Corporation may grant stock options to directors, officers, employees and consultants of the Corporation and its subsidiaries.  As of December 31, 2010, a total of 10,691,104 stock options had been granted, of which 803,819 had expired without being exercised.  Of the stock options that had been granted as of such date, 6,109,785 stock options had been exercised.  Therefore, as of December 31, 2010, a total of 3,777,500 Shares remain issuable under outstanding options. The Corporation has no equity compensation plan pursuant to which Shares may be issued other than the Stock Option Plan.

The following table sets forth information concerning the Stock Option Plan as of December 31, 2010.

Plan Category	Number of Shares to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of Shares remaining available for future issuance under Stock Option Plan
Stock Option Plan (previously approved by Shareholders)	3,777,500	Cdn.$7.03	612,715

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

No (i) executive officer, director or Nominee of the Corporation, (ii) associate of an executive officer, director or Nominee, or (iii) former executive officer, director or employee of the Corporation, was indebted to the Corporation or its subsidiaries at any time during the most recently completed financial year of the Corporation or as of April 4, 2011.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described below, there are no material interests, direct or indirect, in any transactions since the commencement of the Corporation's most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries of (i) directors or executive officers of the Corporation, (ii) Nominees, (iii) any Shareholder who beneficially owns 10 percent or more of the Shares, or a director or executive officer of such 10 percent plus Shareholder, or (iv) any known associate or affiliate of any of the foregoing persons.

Mr. Titcomb, the President and Chief Executive Officer of the Corporation, and Mr. Dow, a director of the Corporation, are also directors of Brazilian.  Robert J. Lloyd, the Corporate Secretary of the Corporation, is the President and Chief Executive Officer and a director of Brazilian.  Together, these officers and directors own or have the right to vote an aggregate of approximately 13.1 percent of the issued and outstanding shares of Brazilian as of April 4, 2011.

The Corporation occupies space owned by Brazilian and pays Brazilian for a share of the related occupancy and overhead expenses.  IMS provides management services to the Corporation's wholly-owned subsidiaries, Mineração Serras do Oeste Ltda. ("MSOL") and Mineração Turmalina Ltda. pursuant to a management agreement.  See "Management Contracts" below for more information.  Lúcio Cardoso, the Chief Operating Officer of Jaguar, owns or controls 30% of the stock of IMS.  Adriano Luiz do Nascimento, Vice-President of Exploration and Engineering of Jaguar, also owns or controls 30% of the stock of IMS.

In 2010, the Corporation awarded RSUs to certain individuals who are principals and employees of IMS and have provided services to the Corporation pursuant to the Corporation's agreement with IMS.  See "Management Contracts" below.  The IMS principals who received RSUs in 2010 include Messrs. Cardoso and Nascimento, each of whom is an executive officer of the Corporation.  In their capacities as executive officers of the Corporation, Messrs. Cardoso and Nascimento received 44,875 and 32,050 RSUs respectively in 2010, which were granted on June 1, 2010 and will vest on May 31, 2013.

Brazilian and IMS are the founding shareholders of the Corporation.  As of April 4, 2011, Brazilian and IMS held approximately 0.9 percent and 1.3 percent, respectively, of the issued and outstanding Shares.

MANAGEMENT CONTRACTS

Since 2002, the day-to-day management of the Corporation's operations in Brazil has been conducted by IMS pursuant to an Implementation and Operation Agreement.  Under this agreement, IMS has been responsible for, among other things, engagement and payment of employees, managing the Corporation's development projects, organizing the appointment of management professionals, seeing to the payment of expenses, managing engineering projects and civil construction, managing the operation and upkeep of the Corporation's processing facility and conducting early stage negotiations with third party equipment and service providers.  In 2010, IMS was paid fees totalling US$1,130,610 under this contract.  See "Interest of Informed Persons in Material Transactions" above for further details concerning IMS's relationship with the Corporation.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

Directors' and officers' liability insurance has been purchased for the benefit of the directors and officers of the Corporation, to back up the Corporation's indemnification of them against liability incurred in their capacity as directors and officers, subject to certain limitations under applicable law.  The premium for such insurance in the 2010 fiscal year was approximately US$213,770, which was paid by the Corporation.  The aggregate non-indemnifiable, corporate reimbursement and entity coverage for securities claims (also known as A/B/C) insurance coverage obtained under the policies is US$18 million per year, with a per claim retention of nil for non-indemnifiable claims, US$75,000 for corporate reimbursement and US$150,000 for a securities claim(s). The Corporation also purchases a US$7 million excess of US$18 million and led difference-in-condition A-side (non-indemnifiable) only policy, which premium was included in the US$213,770 paid by the Corporation.

In accordance with the provisions of the OBCA, the by-laws of the Corporation, as amended in 2009, also provide that the Corporation will indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal, administrative investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided however that the Corporation shall not so indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request, and (ii) if the matter is a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual's conduct was lawful.

In addition, the Corporation may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above, but the individual shall repay the Corporation if the individual does not fulfil the conditions set out in (i) and (ii) above.

If the Corporation becomes liable under the terms of its by-laws, the insurance coverage discussed above will extend to its liability; however, each claim will be subject to a per claim retention of US$75,000 or US$150,000, depending on the nature of the claim.

During the 2010 fiscal year, no directors or officers of the Corporation were indemnified by the Corporation or paid by the insurer under the Corporation's directors' and officers' insurance policy in their capacity as such.

OTHER BUSINESS

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Circular.

CORPORATE GOVERNANCE DISCLOSURE

As a Canadian reporting issuer with securities listed on the TSX and in compliance with Part IV, Section 472 of the TSX Company Manual, the Corporation is required to provide annual disclosure of its approach to corporate governance with reference to National Instrument 58-101 - Disclosure of Corporate Governance Practices.  In 2006, the Corporation retained an independent consultant, Deloitte & Touche LLP ("Deloitte"), to provide advice and recommendations to the Corporation with respect to corporate governance.  In 2007, the Corporation enhanced existing, and/or implemented additional internal controls in consultation with Deloitte.

Board of Directors

Based on the definition of "independence" in Multilateral Instrument 52-110 - Audit Committees, Messrs. Burns, Clausen, German and Griffiths are all independent directors of the Corporation.  Mr. Titcomb is not an independent director since he is employed by the Corporation in addition to serving as a director of the Corporation. Mr. Dow is not an independent director since he is an immediate family member (father-in-law) of Mr. Titcomb.  Independence of the Board from management results from (i) four of the six current directors and Nominees being independent directors, (ii) an independent Chairman, (iii) the Audit Committee and the Compensation Committee being comprised solely of independent directors, and (iv) the Chairman of each Board committee being independent, except the Chairman of the Corporate Governance Committee, which Committee has a majority of independent directors.

A number of the directors are directors of other listed issuers.  Messrs. Titcomb and Dow are also directors of Brazilian, an unlisted reporting issuer.  Mr. Clausen is a director of Augusta Resource Corporation and Wildcat Silver Corporation.  Mr. German is a director of MagIndustries Corp., Nevsun Resources Ltd. and Neo Materials Technologies Inc.  Mr. Griffiths is director and chairman of Russel Metals Inc. and Novadaq Technologies Inc.  He is also a director of Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Bronco Energy Ltd., Northbridge Financial Corporation, Odyssey Re Holdings Corp., and Vitran Corporation and Trustee of The Brick Group Income Fund.

Mr. German, an independent director, is the Chairman of the Board.  Mr. German's role as Chairman is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation.  His responsibilities include leading the Board meetings, establishing procedures to assist the Board's work, facilitating ongoing communication  between the Board and the management of the Corporation, overseeing the responsibilities delegated to the Board committees, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation's formation documents and as set forth in the Chairman of the Board position description.  Mr. German calls meetings of the independent directors when he determines appropriate.  The independent directors hold meetings separately from the other directors from time to time.

The following table reflects the attendance record of each director at Board meetings held during the period from January 1, 2010 through to the Record Date.

Board of Directors Meeting Date	Andrew C. Burns	Gilmour Clausen	William E. Dow	Gary E. German	Anthony F. Griffiths	Daniel R. Titcomb
March 19, 2010	Yes	Yes	Yes	Yes	Yes	Yes
May 13, 2010	Yes	Yes	Yes	Yes	Yes	Yes
June 22, 2010	Yes	Yes	Yes	Yes	Yes	Yes
August 6, 2010	Yes	Yes	Yes	Yes	Yes	Yes
October 19, 2010	Yes	Yes	Yes	Yes	Yes	Yes
December 8, 2010	Yes	Yes	Yes	Yes	Yes	Yes
January 27, 2011	Yes	Yes	Yes	Yes	Yes	Yes

Board Mandate

The Board has expressly assumed responsibility for supervising the management of the business and affairs of the Corporation.  It is the Board's policy and goal to enhance shareholder value by careful management (including approval of all material actions) of the Corporation's businesses, and by continuously assessing long-range opportunities to expand these businesses.  The Board sets long-term goals, reviews strategic planning and policies established by senior management, supervises the implementation of such goals and policies, and critically reviews the progress of such goals and policies at its meetings.  The Corporate Governance Committee of the Board recommended, and the Board adopted, a written mandate of the Board on November 7, 2006.  A copy of the Board mandate is attached as Exhibit A hereto.

Position Descriptions

In 2006, the Board, with the assistance of the Corporate Governance Committee, adopted a written position description for the Chairman of the Board.  Such position description was formulated based upon the standards in the industry.

The roles and duties of the persons holding the positions of Chairman of each of the Board Committees are established through a discussion of, and agreement upon, the standards in the industry and based on the recommendations of the Corporate Governance Committee.

A description of the role of the Chief Executive Officer is set forth in his written employment agreement.  The duties of the Chief Executive Officer are further described in the written position description that was adopted by the Board in 2006.  Such position description was formulated based upon the standards in the industry.

Orientation and Continuing Education

The Corporation provides education (through management and outside professional advisers) on specific issues as they arise.  The Board's practice is to conduct an initial orientation session for new directors and an annual orientation meeting to update all directors regarding relevant matters.  The Board will conduct an annual orientation meeting prior to the Meeting.  In addition, management presentations are made to the Board as required on developments relating to the business of the Corporation.  The Corporation also sponsors director attendance at appropriate education seminars.  The Corporate Governance Committee maintains responsibility under its written charter to provide orientation training and continuing education to all directors of the Corporation.

Ethical Business Conduct

The Board and the Corporation have a long-standing commitment to conduct Jaguar's business in compliance with applicable laws and regulations.  This commitment helps ensure the Corporation's reputation for honesty, quality and integrity.  The Corporation requires that all employees respect and obey all applicable laws.  Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.  The Corporation is regulated by a number of laws, rules and regulations.  Compliance with these laws, rules and regulations is required and expected.  The Board has adopted a whistleblower policy to facilitate anonymous complaints of employees, contractors, directors, officers and the Corporation's agents against the Corporation or any of its directors, officers or employees relating to financial statement disclosures, accounting, internal controls and audit matters.  The Board has also adopted an insider trading policy which outlines the rules and restrictions applicable to directors, officers and employees of Jaguar and its subsidiaries regarding the trading of securities of the Corporation.

Directors and officers are expected to act in a manner that avoids even the appearance of conflict between their personal interests and those of the Corporation.  To that end, duties and responsibilities of directors include: (i) preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Corporation and disclosing details of any such real or perceived conflicts of interest should they arise, and (ii) voting on all matters requiring a decision of the Board or its Committees, except where a conflict of interest may exist.  In addition, any member of the Board who finds himself in a real or potential conflict of interest situation must immediately declare his interest to the Board and refrain from participating in any discussion about the conflicting issue or from voting thereon.  The directors and officers owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.  The Corporation's policy is to compete vigorously, aggressively and successfully in today's increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which it operates.

In addition, in 2006, the Corporate Governance Committee recommended, and the Board adopted, a Code of Conduct and Ethics.  The Board, through the Corporate Governance Committee, monitors compliance with the Code of Conduct and Ethics.  The Board requires the Corporation's executive management to advise it of any reports received regarding violations of the Code of Conduct and Ethics.  The Board is responsible for the granting of any waivers from the Code of Conduct and Ethics to directors or executive officers.  Disclosure will be made by the Corporation as required by law of any waiver from the requirements of the Code of Conduct and Ethics granted to the Corporation's directors or executive officers in the Corporation's quarterly report that follows the grant of such waiver.

In accordance with recommendations made by Deloitte, in their capacity as independent consultants to the Corporation in matters of corporate governance control, the Board instituted additional corporate governance controls during 2007.  Included among such controls was delivery of copies of the Corporation's various policies, including the Code of Conduct and Ethics, to employees of the Corporation, which must be abided by.  These policies have also been made accessible on Jaguar's website.  In addition, in September 2007, the Corporation implemented enhanced controls, on the recommendation of Deloitte, to remediate some perceived weaknesses identified by Deloitte in the Corporation's internal controls.

Shareholders may request a copy of the Code of Conduct and Ethics by submitting a request in writing to the Secretary of the Corporation at 125 North State Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.  The Code of Conduct and Ethics may also be accessed on the Corporation's website at www.jaguarmining.com.

Nomination of Directors

The Board keeps itself informed of the leaders in the business world and particularly leaders in the mining industry.  Any member of the Board may submit a potential candidate to be a nominee for the position of director.  The Board reviews the field of potential nominees having regard to the competencies and skills desired of the Board as a whole, and discusses the achievements, skills and competencies, leadership qualities, professional acumen and availability of such potential nominees, and agrees on which candidates are presented as official nominees supported by the Board.  The Board currently does not have a nominating committee.  The Corporate Governance Committee will continue to examine whether the Board should establish a nominating committee if circumstances warrant.

Board Committees

The Board Committees consist of the Compensation Committee, the Audit Committee, the Corporate Governance Committee and the Health, Safety and Environmental Committee.

Compensation Committee

The Board established a Compensation Committee to assist with compensation matters.  The Compensation Committee is composed of Messrs. Griffiths and German, both of whom are independent directors.  Mr. Griffiths is the Chairman of the Compensation Committee.

The Corporation has adopted a written policy for compensating directors that includes payment of cash fees, which policy was updated as of May 11, 2006.  The Corporation also compensates directors by granting stock options.  From 2005 through and including 2011, the Corporation retained 3XCD as independent compensation consultants to review the compensation of the Corporation's executive officers and the Board.  In 2008 only, the Corporation also engaged Mercer to conduct a competitive bench marking review for the Corporation's NEOs and independent directors.  The Compensation Committee reviewed industry standards and considered the recommendations of the consultants in developing the written Board compensation policy and subsequent updates thereto.  For additional information concerning the process of determining compensation for the directors and executive officers of the Corporation, see "Report on Executive Compensation" and "Compensation of Directors", under "Statement of Executive Compensation" above.

In November 2006, the Board adopted a written Charter of the Compensation Committee, which was updated in July 2007.  Generally, the Compensation Committee is responsible for establishing, administering and evaluating the compensation philosophy, policies and plans for non-employee directors and executive officers, and reviewing and making recommendations to the Board concerning director and executive compensation.  In addition, the Compensation Committee is responsible for making recommendations to the Board with respect to the Chief Executive Officer's compensation and setting goals and objectives relevant to the Chief Executive Officer, reviewing peer group and other industry compensation data, reviewing and making recommendations to the Board in respect of equity-based and incentive compensation plans, overseeing the appointment, promotion, performance and compensation of the Corporation's non-executive officers, and evaluating the effectiveness of its Charter and recommending any necessary changes to the Board.  A copy of the Compensation Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

Audit Committee

The Board adopted an Audit Committee Charter in May 2005, which was updated in July 2007.  The Audit Committee is currently comprised of Messrs. Burns, German and Griffiths, all of whom are independent.  Mr. Burns is the Chairman of the Audit Committee.  The Audit Committee assists the Board in fulfilling its oversight responsibilities by conducting reviews and discussions with management and the independent auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures of the Corporation and ensuring implementation of such controls and procedures; monitoring the quality and integrity of the Corporation's financial statements and other financial information; and selecting and monitoring the independence and performance of the Corporation's outside auditors.  The Audit Committee is also responsible for overseeing the Corporation's whistleblower procedures and administering the whistleblower policy.  As part of its role, the Audit Committee receives recommendations from management and the external auditor appointed by the Shareholders regarding the matters described in the preceding sentence, examines the recommendations and advises the Board concerning actions that should be taken.

Disclosure of information concerning the Audit Committee, as required by Form 52-110F1, is set forth in the Corporation's annual information form for the fiscal year ended December 31, 2010 under the sections entitled "Audit Committee", "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" under "Directors and Executive Officers", and a copy of the Charter of the Audit Committee is attached as an appendix thereto.  A copy of the Charter is also accessible on the Corporation's website at www.jaguarmining.com.  A copy of the Corporation's annual information form is available on SEDAR at www.sedar.com.

Corporate Governance Committee

In 2005, the Board established a Corporate Governance Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance matters of the Corporation.  In 2006, the Board hired Deloitte as independent consultants to provide advice with respect to, and to aid in the implementation of, corporate governance controls.  After considering the recommendations of Deloitte, the Corporate Governance Committee made additional governance recommendations to the Board in 2007, including with respect to enhancing certain of the Corporation's internal controls, which measures were implemented.  The members of the Corporate Governance Committee are Messrs. Dow, Griffiths and Clausen. Messrs. Griffiths and Clausen are independent directors.  Mr. Dow is Chairman of the Corporate Governance Committee.

In November 2006, the Corporate Governance Committee adopted a written Charter, which was updated in July 2007.  Generally, the Corporate Governance Committee assists the Board in discharging its duties relating to the safeguarding of assets, develops, recommends and oversees the operation of adequate corporate governance systems in compliance with applicable laws, stock exchange rules and accounting standards, identifies individuals qualified to become Board members, and assists in the selection of director nominees.  In addition, the Corporate Governance Committee is responsible for developing and administering director orientation and continuing education programs, reviewing the size and composition of the Board and its Committees and their functions and effectiveness, making recommendations to the Board with respect to fraud prevention policies, and recommending sound corporate governance practices on an ongoing basis.  A copy of the Corporate Governance Committee's Charter is accessible on the Corporation's website at www.jaguarmining.com.

Health, Safety and Environmental Committee

The Board established a Health, Safety and Environmental Committee in 2005 for the purpose of reviewing, advising and making recommendations to the Board concerning the fulfillment of responsibilities relating to various human resources and environmental issues applicable to the Corporation.  The members of the Health, Safety and Environmental Committee are Messrs. German and Clausen.  Mr. Clausen is the Chairman of the Health, Safety and Environmental Committee.

Assessments

In June 2008, the Corporate Governance Committee adopted an assessment process to determine the effectiveness of the Board, the committees of the Board, individual directors and the Chairman of the Board.  The Corporate Governance Committee administered the process in 2008 and 2009 with the aid of external legal counsel.

•           To facilitate the assessment process in 2009, the Corporate Governance Committee prepared a questionnaire that was sent to each of the directors in October 2009.  The questionnaire included questions relating to the effectiveness and functioning of the Board and the committees of the Board, and the Directors were asked to respond to each question on both a quantitative basis (by assigning a score from 1 to 5) as well as a qualitative basis. The completed questionnaires were subsequently sent to external counsel who reviewed and summarized the responses for the Corporate Governance Committee.

•           At a meeting of the Board held in December 2009, the Corporate Governance Committee presented the results of the assessment process to the entire Board.  The directors discussed the results and accepted the recommendations of the Corporate Governance Committee.  The Board intends to conduct a similar assessment towards the end of 2011.

ADDITIONAL INFORMATION

A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Corporation.  Additional information about the Corporation may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Shareholders may request copies of the Corporation's annual consolidated financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2010 by writing to the Corporate Secretary of the Corporation at 125 North State Street, Concord, NH 03301 or e-mailing ir@jaguarmining.com.  Financial information relating to the Corporation is included in the comparative audited consolidated financial statements for the most recently completed financial year ended December 31, 2010 and the Management's Discussion and Analysis related thereto contained in the Annual Report of the Corporation for the 12-month period ended December 31, 2010.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders, each director of the Corporation and its auditors have been approved by the Board of the Corporation.

DATED as of the 18th day of April, 2011.

DANIEL R. TITCOMB
Daniel R. Titcomb President & Chief Executive Officer

Exhibit A

JAGUAR MINING INC.

BOARD MANDATE

History of the Board Mandate

Adopted by the Board of Directors:                                                                           November 7, 2006

Purpose of the Board

The directors are elected by the shareholders and are responsible for the stewardship of the business and affairs of the Company.  The Board seeks to discharge this responsibility by reviewing, discussing and approving the Company's strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency.  The best interests of the Company must be paramount at all times.

Mandate

The Board discharges its responsibility for overseeing the management of the Company's business by delegating to the Company's senior officers the responsibility for day-to-day management of the Company.  The Board discharges its responsibilities both directly and through its committees, the Audit Committee, the Corporate Governance Committee, the Compensation Committee, and the Health, Safety and Environmental Committee.  In addition to these regular committees, the Board may appoint ad hoc committees periodically to address issues of a more short-term nature.  The Board's primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company's strategic objectives.  Other principal duties include, but are not limited to, the following categories:

A.           Appointment of Management

1.
The Board is responsible for approving the appointment of the Chief Executive Officer and the other officers of the Company and reviewing the performance of the executive officers.  The Board responds to recommendations of the Compensation Committee concerning the compensation of the Chief Executive Officer and the other executive officers of the Company and approves their compensation.

2.
The Board from time to time delegates to senior management the authority to enter into transactions, such as financial transactions, subject to specified limits.  Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

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3.
The Board oversees that succession planning programs are in place, including programs to train and develop management.  The Board is responsible for approving management's succession plans for the Chief Executive Officer and the other officers of the Company.

B.           Board Organization

1.
The Board will respond to recommendations received from the Corporate Governance Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

2.
The Board may delegate to Board committees matters the Board is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, human resources, safety,  environmental and other matters, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

C.	Strategic Planning

1.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission and goals of the Company.

2.	The Board is responsible for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

3.	The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

4.	The Board will consider alternate strategies in response to possible change of control transactions or take-over bids with a view to maximizing value for shareholders.

D.	Monitoring of Financial Performance and Other Financial Reporting Matters

1.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

2.	The Board is responsible for:

(a)
adopting processes for monitoring the Company's progress toward its strategic and operational goals, and to revise its direction to management in light of changing circumstances affecting the Company; and

(b)	taking action when Company performance falls short of its goals, or when other special circumstances warrant.

3.
The Board is responsible for approving the annual audited financial statements, the interim financial statements, and the notes and Management's Discussion and Analysis accompanying such financial statements.

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4.
The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company's governing statute, including the payment of dividends, the issuance, purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

E.	Risk Management

The Board is responsible for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to effectively monitor and manage those risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company's shareholders.

F.	Environmental Oversight

The Board is responsible for ensuring the implementation of appropriate environmental stewardship and health and safety management systems, that are sufficient within the terms and practices of the mining industry, to ensure compliance with applicable laws and Company policies.

G.	Policies and Procedures

1.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and in accordance with ethical and moral standards.

2.	The Board shall enforce its policy respecting confidential treatment of the Company's proprietary information and the confidentiality of Board deliberations.

H.	Communications and Reporting

1.
The Board has approved and will revise from time to time as circumstances warrant a Corporate Disclosure Policy to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the communities in which the business of the Company is conducted.

2.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

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(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d)	reporting annually to shareholders on its stewardship for the preceding year; and

(e)	overseeing the Company's implementation of systems to accommodate feedback from shareholders.

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